News Release 18-11

July 16, 2018

SSR MINING TO ANNOUNCE SECOND QUARTER 2018 CONSOLIDATED
FINANCIAL RESULTS AUGUST 9, 2018

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) announces the dates for the second quarter 2018 consolidated financial results news release and conference call. Investors, media and the public are invited to listen to the conference call.

▪	News release containing second quarter 2018 consolidated financial results: Thursday, August 9, 2018, after markets close.

▪	Conference call and webcast: Friday, August 10, 2018, at 11:00 a.m. EST.
Toll-free in U.S. and Canada: +1 (800) 319-4610
All other callers: +1 (416) 915-3239
Webcast: http://ir.ssrmining.com/investors/events

▪	The conference call will be archived and available on our website. Audio replay will be available for two weeks by calling:
▪

Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 2455
All other callers:	+1 (412) 317-0088, replay code 2455

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About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75%-owned and operated Puna Operations joint venture in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: mailto:minvest@ssrmining.com

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

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